Exhibit 99.1

September 1, 2009

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in August 2009 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during August 2009.

THOMSON REUTERS PLC – RNS ANNOUNCEMENTS

Large Shareholder RNS Announcement

TR-1: Notifications of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	no
An event changing the breakdown of voting rights	no
Other (please specify):	no
3. Full name of person(s) subject to notification obligation:	ValueAct Capital Management, LLC; ValueAct Capital Management, L.P.; ValueAct Holdings GP, LLC; ValueAct Holdings, L.P. (collectively “ValueAct Indirect Holders”) ValueAct Capital Master Fund, L.P.
4. Full name of shareholder(s) (if different from 3):	ValueAct Capital Master Fund, L.P.
5. Date of transaction (and date on which the threshold is crossed or reached if different):	07/08/2009
6. Date on which issuer notified:	10/08/2009
7. Threshold(s) that is/are crossed or reached:	6%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
ValueAct Indirect Holders Ordinary Shares	10,833,806	10,833,806	10,569,475		10,569,475		5.8%
ValueAct Capital Master Fund, L.P. Ordinary Shares	10,833,806	10,833,806	10,569,475	10,569,475		10,569,475	5.8%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
10,569,475	5.8%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
All of the reported ordinary shares are held by ValueAct Capital Master Fund, L.P. (10,569,475 ordinary shares, 5.8%).  VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P.  ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P.  ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC.  ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

Other RNS Announcement

Thomson Reuters – Voting Rights and Capital

Update for August 2009

NEW YORK, NY – August 28, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that:

•	Thomson Reuters PLC had 181,229,243 ordinary shares issued and outstanding as of the close of business (London time) on August 28, 2009; and

•	Thomson Reuters Corporation had 647,818,677 common shares issued and outstanding as of the close of business (Toronto time) on August 27, 2009.

Under its dual listed company (DLC) structure, Thomson Reuters has two parent companies – Thomson Reuters Corporation and Thomson Reuters PLC. Holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business. Thomson Reuters had a total of 829,047,920 common shares and ordinary shares issued and outstanding as of today.

Shareholders determining whether they need to notify their voting interest in, or a change in their voting interest in, Thomson Reuters PLC under the UK FSA’s Disclosure and Transparency Rules may use 181,229,243 as the denominator for their calculations. Shareholders with notification requirements in the United Kingdom may also wish to consult with their legal advisors regarding any applicable U.S. or Canadian filings or notifications regarding their Thomson Reuters voting interests.

Thomson Reuters holds no shares in treasury at this time.

This notification is made in accordance with Disclosure and Transparency Rule 5.6.1.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706